LETTER OF INSTRUCTION AND AGREEMENT AS TO THE PAYMENT OF FEES

In accordance with Section 20.5, the Additional Funds and Portfolios provision, of the Master Custodian Agreement dated as of March 3, 2014, as amended, modified, or supplemented from time to time (the "Agreement”), by and among each registered investment company party thereto, and State Street Bank and Trust Company ("State Street"), RiverNorth Managed Duration Municipal Income Fund, Inc. (the “Fund”) has appointed State Street and State Street has agreed to act as Custodian for the Fund.

Specifically as it relates to the Fund, because it has entered into an investment management agreement with RiverNorth Capital Management, LLC which calls for the investment advisor to pay certain operating expenses from its unitary management fees, the Fund is instructing State Street to invoice any and all custodial fees and pass-through expenses to RiverNorth Capital Management, LLC and not the Fund.

Sincerely,

RiverNorth Managed Duration Municipal Income Fund, Inc.

By:
Name:
Title:

Agreed and Accepted:

State Street Bank and Trust Company

By:
Name:	Andrew Erickson
Title:	Executive Vice President, Duly Authorized

RIVERNORTH CAPITAL MANAGEMENT, LLC

By:
Name:	Marcus L. Collins
Title:	General Counsel and Chief Compliance Officer